February 24, 2025

Thomas Tarala
Chief Executive Officer
Connexa Sports Technologies Inc.
74 E. Glenwood Ave. #320
Smyrna, DE 19977

       Re: Connexa Sports Technologies Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed February 14, 2025
           File No. 333-284188
Dear Thomas Tarala:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 28, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-3 filed February 14, 2025 Executive Compensation of YYEM, page 8

1. We note your response to prior comment 2. Please revise to additionally provide compensation disclosure that includes YYEM's principal executive officer or person acting in a similar capacity and two most highly compensated executive officers other than the principal executive officer, or advise. Refer to Item 402(m) of Regulation S-
       K. In this regard, we note disclosure that appears to indicate Guibao Ji was the sole executive officer of YYEM, serving as YYEM's chief financial officer for a portion of the year (August 1, 2024, through November 20, 2024). Please revise as appropriate to clarify YYEM's management for the entire year and provide compensation information accordingly.
 February 24, 2025
Page 2

       Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing